SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 10 October 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



press release

October 10, 2007


                        BP SELLS SHARES IN SPC IN KOREA

                   TO SAMSUNG CORPORATION and Ms LEE, BOO JIN


BP announced today that it has agreed to sell its 47.41% equity interest in Samsung Petrochemical Co., Ltd. (SPC), to Samsung Corporation and Ms Lee, Boo Jin for consideration of $70m in cash. SPC, located in South Korea, is one of the leading producers of purified terephthalic acid (PTA) in Asia with a total production capacity in excess of 1.8 million tonnes per year. PTA is the preferred raw material used to manufacture polyester.

Dave Miller, president of BP's Asian and European Aromatics business said, "The conclusion of this deal is consistent with our stated strategic intent to exit the Korean PTA market. BP as one of the world's largest manufacturers and marketers of PTA is firmly committed to maintaining global leadership and to providing reliable, competitive, and high quality PTA to our customers. Through the rapid deployment of our new industry leading PTA technology we are investing in all of the world's major markets with major expansions coming on-stream in Asia and Europe in the next six months."

Note to editors

- BP is one of the world's largest oil and gas companies, serving about 13 million customers every day in more than 100 countries across six continents. BP's business segments are Exploration and Production; Refining and Marketing; and Gas, Power and Renewables which includes its Alternative Energy business. Through these business segments, BP provides fuel for transportation, energy for heat and light, retail services, and petrochemicals products.

- SPC was previsously owned by BP (47.41%), Samsung (47.41%) and Shinsegae (5.18%). It is staffed by Samsung personnel, headquartered in Seoul and operates four PTA plants on two separate sites; Ulsan Petrochemical Complex (approximately 400 km from Seoul) and Daesan Petrochemical Complex (approximately 145 km from Seoul and 400 km from China) with a total production capacity in excess of 1.8 million tonnes per year).

- PTA is the preferred raw material used to manufacture polyethylene terephthalate (PET), a polyester polymer widely used for the production of textiles, bottles,packaging and film products.

- BP has been a leader in PTA for over 30 years, with a strong record of growth and innovation in this business. BP has a global PTA production capacity share of over 20 per cent excluding JV partner share. The number of PTA units operated by BP and its joint ventures is 21 at sites located in Asia, the Americas and Europe with a total combined annual production capacity of more than 8 million tonnes (including JV partner share).

- BP has enjoyed more than 30 years of success in South Korea. BP's other activities in South Korea - Samsung BP Chemicals, Asian Acetyls, K-Power, lubricants and shipping are unaffected by the decision to exit SPC.


Further information:

Robert Wine, tel: +44 207 496 4076

                                    - ENDS -





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 10 October 2007                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary